OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Ei Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12020 Sunrise Valley Drive, Suite 100
(No. and Street)

Reston, VA 20191
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

108 Robin Drive, Hamilton Square, NJ 08619
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ei Capital Distributors, LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth George
CFO/FINop

Notary Public   1-11-19



Kathryn M Kucharski
Notary Public, State of New Hampshire
My Commission Expires April 11, 2023

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Ei Capital Distributors, LLC

Financial Statements

December 31, 2018

With Report of Independent Registered Public Accounting Firm

and

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

Ei Capital Distributors, LLC
Table of Contents
December 31, 2018

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Ei Capital Distributors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ei Capital Distributors, LLC as of December 31, 2018, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ei Capital Distributors, LLC as of December 31, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ei Capital Distributors, LLC's management. My responsibility is to express an opinion on Ei Capital Distributors, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Ei Capital Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Ei Capital Distributors, LLC's financial statements.

The supplemental information is the responsibility of Ei Capital Distributors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Ei Capital Distributors, LLC's auditor since 2015.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2019

Ei Capital Distributors, LLC
Statement of Financial Condition
December 31, 2018

Assets

Assets

Cash	$	15,409
Prepaid expenses		18,227
Total assets	$	33,636

Liabilities and Member Equity

Liabilities

Accounts payable		2,800

Member Equity

Member equity	$	30,836
Total Member Equity		30,836
Total liabilities and member equity	$	33,636

The Notes to Financial Statements are an integral part of this statement.

Ei Capital Distributors, LLC
Statement of Operations
Year ended December 31, 2018

Revenue		
Placement fees	$	5,250
Expenses		
Licenses and regulatory fees		23,958
Professional fees		34,944
Management and allocated corporate overhead		12,000
Other		1,347
Total expenses		72,249
Net loss	$	(66,999)

The Notes to Financial Statements are an integral part of this statement.

Ei Capital Distributors, LLC
Statement of Changes in Member Equity
Year ended December 31, 2018

		Total
Balance December 31, 2017	$	25,335
Member contributions		72,500
Net loss		(66,999)
Balance December 31, 2018	$	30,836

The Notes to Financial Statements are an integral part of this statement.

Ei Capital Distributors, LLC
Statement of Cash Flows
Year ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(66,999)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Changes in assets and liabilities		
Prepaid expense		(6,527)
Accounts Payable		(200)
Net cash used in operating activities		(73,726)
Cash flows from financing activities		
Member contributions		72,500
Net decrease in cash		(1,226)
Cash		
Beginning of period		16,635
End of period	$	15,409
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The Notes to Financial Statement are an integral part of this statement.

Ei Capital Distributors, LLC
Notes to Financial Statements
December 31, 2018

1. **Nature of Organization**

    Ei Capital Distributors, LLC (the "Company"), formerly Roka Capital Distributors, LLC, was formed on March 5, 2014 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is a wholly-owned subsidiary of Ei Capital, LLC (the "Member").

    The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under section (k)(2)(i) of the rule.

    The Company is a broker-dealer whose planned principal operations are to wholesale various financial products to other broker-dealers.

    The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United State of America ("U.S. GAAP") unless otherwise disclosed.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Statement of Cash Flows
    For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2018. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

    Cash Equivalents
    For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

    Revenue Recognition
    The Company receives wholesale fee income. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2018.

    Income Taxes
    FASB Accounting Standard Codification ("ASC") Topic 740 Income Taxes ("ACS 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

Income Taxes, continued

As of December 31, 2018, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure. As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2018, the Company had net capital of $12,609 which exceeded the required net capital of $5,000 by $7.609. At December 31, 2018, the Company's aggregate indebtedness to net capital ratio was 0.22 to 1.

4. **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

5. **Concentrations**

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control and earnings may fluctuate significantly from year to year.

6. **Related Party Transactions**

The Company has an expense sharing agreement with its member. The member pays certain general and administrative expenses on behalf of the Company. For the period ended December 31, 2018, the member charged the Company $12,000 in accordance with the expense sharing agreement. At December 31, 2018 amount due to related party was $2,800.

The Company's principal member provided services and received no compensation during the period ended December 31, 2018.

7. **Commitments and Contingencies**

The Company's overhead expenses are paid by its member. The Company has an agreement with the member and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the member pay certain expenses on behalf of the Company. These expenses are billed directly to the member by the vendors. The Company has no obligation, direct or indirect, to compensate the member or any third party.

8.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through January 31, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

SUPPLEMENTARY INFORMATION

Ei Capital Distributors, LLC
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2018

Net Capital

Total member equity	$	30,836
Deductions and/or charges		
Nonallowable assets		
Prepaid expense		(18,227)
Net capital	$	12,609

Aggregate Indebtedness

Items included in statement of financial condition	$	2,800
Total aggregate indebtedness	$	2,800

Computation of Basic Net Capital Requirement

Minimum net capital under rule 15c3-1(a)(1)(i) (6 2/3 pecent of aggregate indebtedness)	$	187
Minimum net capital under rule 15c3-1(a)(2)(vi)	$	5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$	5,000
Excess net capital	$	7,609
Ratio: Aggregate indebtedness to net capital		0.2221 to 1

Reconciliation with Company's computation (included in Part IIA of
Form X-17A-5 as of December 31, 2018):

Net Capital, as reported in Company's Part IIA unaudited FOCUS Report	$	12,609
Net Capital, per above	$	12,609
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in Company's FOCUS Report as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm

1.   **Computation for Determination of Reserve Requirements Under Rule 15c3-3**

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2.   **Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

3.   **Reconciliation Pursuant to SEC Rule 17a-5(d)(4)**

There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no material differences between the net capital per the unaudited Form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

See Report of Independent Registered Public Accounting Firm

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Member
Ei Capital Distributors, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Ei Capital Distributors, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Ei Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Ei Capital Distributors, LLC stated that Ei Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ei Capital Distributors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2019

11

Ei Capital Distributors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

Ei Capital Distributors, LLC has met the identified exemption provisions for the year ended December 31, 2018 without exception.



Kenneth George, CFO/FINop

Ei Capital Distributors, LLC

SCHEUDLE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

Year Ended December 31, 2018

Pursuant to Rule 17a-5(d)(4) of the audited computations of net capital pursuant to Rule 15c3-1
and computation for determination of reserve requirements pursuant to Rule 15c3-3 submitted
by Ei Capital Distributors, LLC, in my opinion no material differences exist which would
materially affect the reserve requirements pursuant to Rule 15c3-3 or its claims for exemption.

Ei Capital Distributors, LLC

SCHEUDLE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

"EXEMPT UNDER 15C3-3(k)(2)(i)"

Pursuant to Rule 15c3-3 relating to possession or control requirements, Ei Capital Distributors, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the reporting period January 1, 2018 through December 31, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.